Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.	Name and Address of Company

Westport Fuel Systems Inc. ("Westport" or the "Company")

1691 West 75th Avenue

Vancouver, British Columbia V6P 6P2

ITEM 2.	Date of Material Change

March 19, 2026

ITEM 3.	News Release

A news release with respect to the material change described herein was issued and disseminated via GlobeNewswire on March 20, 2026 and filed on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov) under Westport's issuer profile. A copy of the news release is attached to this material change report as Schedule "A".

ITEM 4.	Summary of Material Change

On March 17, 2026, Westport identified unauthorized access to its network. Following investigation, Westport determined that this incident involved unauthorized access to certain of Westport's internal IT business applications along with other business and employee information. Immediately upon becoming aware of the incident, the Company activated its incident response protocols and took action to contain the incident. Given the timing of this incident within Westport's year-end financial reporting cycle, Westport began undertaking a thorough internal assessment of the integrity and accuracy of Westport's financial results prior to releasing them. As a result, Westport expects that it will be required to file its annual financial results, including annual information form, audited financial statements and accompanying management discussion & analysis and CEO and CFO certificates, after the March 31, 2026 filing deadline required under applicable securities laws.

ITEM 5.	Full Description of Material Change

On March 17, 2026, Westport identified unauthorized access to its network. Following investigation, Westport determined that this incident involved unauthorized access to certain of Westport's internal IT business applications along with other business and employee information.

Immediately upon learning of the incident, the Company engaged experts, activated its incident response protocol, and took action to contain the incident. The investigation is ongoing. The Company is in the process of identifying additional security protocols that can be implemented to respond to the evolving landscape of cybersecurity threats. The Company’s manufacturing operations are managed on dedicated servers that are separate from those accessed in connection with this incident. As a result, the incident has not affected the continuity of Westport's manufacturing activities. Westport's ability to fulfill customer orders and maintain operational delivery remains fully intact, with no disruptions anticipated. Westport does not currently expect a material impact on its daily business operations.

Given the timing of this incident within Westport's year-end financial reporting cycle, Westport began undertaking a thorough internal assessment of the integrity and accuracy of Westport's financial results prior to releasing them. As a result, Westport expects that it will be required to file its annual financial results, including annual information form, audited financial statements and accompanying management discussion & analysis and CEO and CFO certificates (the "Annual Documents"), after the March 31, 2026 filing deadline required under applicable Canadian securities laws. In order to be able to file the Annual Documents, the Company and its auditor plan to (i) assess and determine the scope of the cybersecurity incident with respect to the documents and data relevant to the Annual Documents; (ii) determine whether the Company's internal controls over financial reporting were deficient in connection with the incident; (iii) if so, determine whether such deficiency requires a change to the scope of the auditors' audit procedure in respect of the audited annual financial statements; and (iv) complete any additional required audit activity and any revisions to the Annual Documents, if required. Westport anticipates that it will file the required disclosure as promptly as possible, and in any event on or before May 30, 2026.

In the interim, the Company has filed an application with the British Columbia Securities Commission to approve a temporary management cease trade order under National Policy 12-203 – Management Cease Trade Orders ("NP 12-203"). In accordance with Section 9 of NP 12-203, Westport confirms that it will comply with the alternative information guidelines for as long as the Company remains in default.

ITEM 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7.	Omitted Information

Not applicable.

ITEM 8.	Executive Officer

For further information, please contact:

Lance Follett

Chief Legal Officer

Westport Fuel Systems Inc.

Phone: (604) 314-4399

ITEM 9.	Date of Report

March 26, 2026

SCHEDULE "A"

NEWS RELEASE

Westport’s Statement on Cybersecurity Incident

VANCOUVER, British Columbia, March 20, 2026 -- On March 17, 2026, Westport Fuel Systems Inc. (“Westport" or “the Company”) (TSX:WPRT / Nasdaq: WPRT) identified unauthorized access to its network. This incident involved unauthorized access to certain of Westport’s internal IT business applications along with other business and employee information.

Immediately upon learning of the incident, the Company engaged experts, activated our incident response protocol, and took action to contain the incident. Our investigation is continuing. We are in the process of identifying additional security protocols that we can implement to respond to the evolving landscape of cybersecurity threats.

The Company’s manufacturing operations are managed on dedicated servers that are separate from those accessed in connection with this incident. As a result, the incident has not affected the continuity of our manufacturing activities. Our ability to fulfill customer orders and maintain operational delivery remains fully intact, with no disruptions anticipated. We currently do not expect a material impact on our daily business operations.

Given the timing of this incident within our year-end financial reporting cycle, we are undertaking an essential internal assessment of the integrity and accuracy of our financial results prior to releasing them. As a result, we expect we will be filing our annual financial results after the March 31, 2026 continuous disclosure deadline required under applicable securities laws.

About Westport Fuel Systems

Westport is a technology and innovation company connecting synergistic technologies to power a cleaner tomorrow. As a leading supplier of affordable, alternative fuel, low-emissions transportation technologies, we design, manufacture, and supply advanced components and systems that enable the transition from traditional fuels to cleaner energy solutions.

Our proven technologies support a wide range of clean fuels – including natural gas, renewable natural gas, and hydrogen – empowering OEMs and commercial transportation industries to meet performance demands, regulatory requirements, and climate targets in a cost-effective way. With decades of expertise and a commitment to engineering excellence, Westport is helping our partners achieve sustainability goals—without compromising performance or cost-efficiency – making clean, scalable transport solutions a reality.

Westport Fuel Systems is headquartered in Vancouver, Canada. For more information, visit www.westport.com.

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking statements, including statements regarding the impact of the cybersecurity incident on the continuity of Westport's manufacturing activities, Westport's ability to fulfill customer orders and maintain operational delivery, the materiality of the impact of the cybersecurity event on Westport's daily operations, the integrity and accuracy of our financial statements, and the anticipated timing of the filing of Westport's annual financial results. These forward-looking statements are neither promises nor guarantees but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause actual results to differ materially from those expressed or implied. These risks, uncertainties and assumptions include those related to the cybersecurity incident, general economic conditions of and access to the capital and debt markets, solvency, governmental policies and regulation, foreign exchange rate fluctuations, supply-chain factors and other risks and assumptions described in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date of publication. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

Contact Information

Investor Relations

Westport Fuel Systems

T: +1 604-718-2046